FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces Filing Form 20-F with the SEC

Santiago, Chile, June 19, 2007. Banco Santander Chile (NYSE: SAN) filed its Annual Report on Form 20-F for the year ended December 31, 2006 with the Security and Exchange Commission (“SEC”). The 2006 Form 20-F includes audited consolidated financial statements of Banco Santander Chile and its subsidiaries at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 under Chilean GAAP, including a reconciliation of Chilean GAAP to U.S. GAAP for net income and shareholders’ equity.

The 2006 Form 20-F can be downloaded from the SEC website  www.sec.gov and can also be found at Banco Santander Chile’s website www.santandersantiago.cl under “Investor Relations.” Banco Santander Chile’s shareholders and the holders of its American depositary shares can request copies of its 2006 Form 20-F, free of charge, by contacting us at the following address: Banco Santander-Chile, Attention: Investor Relations, Bandera 140, Santiago, Chile, telephone: 011-562-320-2000.

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendence of Banks for April 2007, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Banco Santander Central Hispano, which controls 76.91% of Banco Santander Chile.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago, Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santander.cl
Website: www.santander.cl

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: June 19, 2007	By:	/s/ Gonzalo Romero
Name: Gonzalo Romero
Title: General Counsel